                    U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  FORM 10-SB/B

                 GENERAL FORM FOR REGISTRATION OF SECURITIES OF
              SMALL BUSINESS ISSUERS UNDER SECTION 12(b) OR 12(g)
                     OF THE SECURITIES EXCHANGE ACT OF 1934



                      The Children's Beverage Group, Inc.
                 (Name of Small Business Issuer in its Charter)



       Delaware                             87-0459103
  (State or Other Jurisdiction of       (IRS Employer Identification No.)
  Incorporation or Organization)

                 237 Melvin Drive, Northbrook, Illinois  60062
          (Address of Principal Executive Offices Including Zip Code)

                                 (847) 562-4040
              (Registrant's Telephone Number, Including Area Code)


Securities to be registered pursuant to Section 12(b) of the Act:

                                      None


Securities to be registered pursuant to Section 12(g) of the Act:

                        Common Stock, $0.0001 par value
                                (Title of Class)

FORWARD-LOOKING STATEMENTS

     The Company's management cautions readers that certain important factors may affect the Company's actual results and could cause such results to differ materially from any forward-looking statements that may be deemed to have been made in this Form 10-SB or that are otherwise made by or on behalf of the Company. For this purpose, any statements contained in the Form 10-SB that are not statements of historical fact may be deemed to be forward-looking statements. Without limiting the generality of the foregoing, words such as "may," "expect," "believe," "anticipate," "intend," "could," "estimate," "plans," or "continue" or the negative or other variations thereof or comparable terminology are intended to identify forward-looking statements. Factors that may affect the Company's results include, but are not limited to, the Company's limited operating history, its ability to re-initiate productions and produce additional products, its dependence on one customer and key executive management, its need for additional financing and competition from its competitors. Any forward-looking statements in this report should be evaluated in light of the important risk factors beginning on page 6 of this registration statement. The Company is also subject to other risks detailed herein or that will be set forth from time to time in the Company's filings with the Commission. FOR A COMPLETE UNDERSTANDING OF SUCH FACTORS, THIS ENTIRE DOCUMENT, INCLUDING THE FINANCIAL STATEMENTS AND THE ACCOMPANYING NOTES, SHOULD BE READ IN ITS ENTIRETY.


                                     PART I


ITEM 1.   DESCRIPTION OF BUSINESS

Overview

     The Children's Beverage Group is a Delaware corporation incorporated on August 17, 1988 ("TCBG" or the "Company"). TCGB began operating in the children's beverage market in March 1997. The Company's corporate headquarters are located in Northbrook, Illinois at 237 Melvin Drive, Northbrook, Illinois, 60062. The Company manufactures and markets juice pouch products for the children's beverage market, although production and sales have been discontinued as of November 1999. The Company is pursuing avenues to re-initiate production of its beverage products, but no assurances can be given that production will be re-initiated.

     The Company focuses on providing low-cost juice drink products to major supermarket chains and mass merchandisers throughout the United States. Until November 1999 when production halted, the Company contracted with a manufacturer to make juice drink pouches and then fill the pouch with any flavor of juice drink requested by its customer. The product was then shipped to the customer, where it was sold under the private label of the customer. The Company works in tandem with the customer to ensure that the packaging, graphic design of the label, and the juice flavors meet customer specifications.

Company History

The Company was incorporated under the laws of the State of Delaware in August 1988 and had no material operations until 1993. On March 25, 1997, the Company purchased all of the business and assets of a sole proprietorship owned by Jon
A. Darmstadter, who was doing business as Water Pouch, Inc. ("Water Pouch"). Water Pouch's principal business was manufacturing and distributing plastic water containers. After purchasing Water Pouch, the Company changed its name to The Children's Beverage Group, Inc. in May 1997 and began conducting business in the children's beverage market.

Principal Product

     Until November 1999, the Company produced all of Wal Mart's private label fruit juice pouch product line, including Great Values and BackPak. BackPak was available in four flavors, Wild Cherry, Fruit Punch Splash, Slam Dunk Grape and Kickin Orange, and was sold in a "stand up" aseptic pouch package. Made of PET film and a foil lamentation, these packages are graphically striking with up to six colors on each package.

     The Company's juice pouches include a patented, self-contained fluid dispensing system known as the "rip it sip it" drink system. The system consists of a built-in straw that is inserted directly into the product-filled pouch during the manufacturing process. The straw is then accessed via a laser score line. The consumer simply tears the film and pushes the straw up from the bottom of the pouch.

Manufacturing

     Until November 1999, the Company's products were produced, packaged and distributed from one off-site facility located in the Warrenton Products, Inc. facility in Warrenton, Missouri. This facility houses three of the Company's Volpak 240 DF machines, which are used to manufacture its juice products. The Company owns two of these machines and leases a third machine. TCBG rented the space in the facility at a cost of $0.15 cents per case. TCBG managed the manufacture of its products in this facility. Discussions and negotiations with Warrenton to re-initiate production are on-going.

     The Company anticipates that manufacturing will commence in new facilities in the third quarter of 2000 in Rochester, New York.

New Product

     The Company has developed a new product known as "Pack-A-Snack." Pack-A-Snack is a prepackaged plastic food box containing an assortment of snacks for children, including a 6.75 ounce juice drink pouch. The Pack has a 12-month shelf life and will be sold directly to grocery stores and mass merchandisers in the same manner as TCBG's juice drink products. TCBG currently has no contracts to distribute Pack-A-Snack. The product is not expected to be available in stores until the third quarter of 2000.

Competition

The market for juice boxes and juice pouch beverages is intensely competitive. The competitive factors affecting the market for the Company's juice product include: vendor and product reputation, availability, ease of use, product quality, price and the effectiveness of marketing and sales efforts. The relative importance of each of these factors depends on the market segment. The Company's major competitors include Capri Sun, Hi-C Juice Drinks, Minute Maid Premium Juice Drinks, Juicy Juice, Tang and MOTTS Juices. Many of the Company's competitors have greater capital resources and experience in the children's beverage industry than the Company. There can be no assurance that the Company will be able to compete successfully in the children's beverage industry. Competitive pressures faced by the Company could materially affect its business, operating results and financial condition. TCBG, however, is aggressively seeking private label packaging opportunities and expects this part of the business to increase in the next few years.

Suppliers and Contract Manufacturers

     The supplies used in the production and manufacture of the Company's products include, but are not limited to, water, concentrates, syrups, closures, lamination and other packaging materials. The Company is not dependent upon any one supplier. Management believes that there are numerous alternative suppliers for these materials, therefore the loss of a supplier is not likely to disrupt the Company's operations.

     The Company relied on one contract manufacturer to produce juice products for its sole customer. Production at this facility has ceased in November 1999 due to disagreements over production levels deemed unsatisfactory by the Company. The contract manufacturer breached its contractual obligations, and the Company has hired an attorney to represent it regarding any legal ramifications that may ensue. The loss of this manufacturer has disrupted the Company's operations, and is expected to continue to disrupt its operations, until alternative manufacturers are obtained.

One Customer

     Through November 1999, Wal-Mart was the Company's sole customer. Because the Company is no longer producing any juice product, Wal-Mart may seek other sources for its private label juice products. The loss of Wal-Mart as a customer would have a material adverse effect on the Company's business, financial condition and results of operations.

Patents and Trademarks

     The Company has been granted a worldwide license to use the U.S. patent on the "rip it sip it" drink system. The patent was applied for and issued to Jon
A. Darmstadter, the President and Chief Executive Officer of the Company in August 1999. The patent is used in TCBG's production of its juice products. Mr. Darmstadter has entered into a license agreement with the Company (the "License Agreement") allowing the Company to use the patent in exchange for a royalty. The initial royalty fee will be determined based upon an independent valuation of the patent. Payment will be made through the issuance of common stock equal to the value of the license. The license value will be periodically reevaluated in the future, and if the value of the license has increased, additional common stock will be issued. Under the License Agreement, the Company maintains the exclusive right to use the patent in its production of juice pouch products for the life of the patent (approximately 20 years).

     Although intellectual property may derive the Company some value, at the present time, management believes that other factors, such as product innovations, are of more significance in the Company's particular industry. TCBG avoids infringing on patents of others by monitoring on a regular basis patents issued with respect to food and beverage packaging.

     TCBG has applied for exclusive use of the trademark "Pack-A-Snack" and "Rip it Sip it." The Company has also applied for exclusive use of the trademark "Cool Kid," which may be licensed to customers who want the product produced under this brand name.

Government Regulation

     The manufacturing, packaging, labeling, advertising, distribution and sale of TCBG's products are subject to one or more federal agencies including the Federal Food, Drug and Cosmetic Act, the Occupational Safety and Health Act and various federal and state statutes regulating the production, sale, safety, advertising, labeling and ingredients of such products. The Company is not subject to any state or federal approvals. To the best of management's knowledge, the Company complies with applicable state and federal laws necessary to operate a beverage production and distribution company.

     The Company intends to manufacture certain products pursuant to contracts with customers who will distribute the products under their own or other trademarks. Such customers are subject to the governmental regulations discussed in this section in connection with their purchase, marketing, distribution and sale of such products, and the Company will be subject to such regulations in connection with the manufacture of such products and its delivery of services to such customers. However, although the Company's customers are independent companies, and their labeling, marketing and distribution of such products is beyond the Company's control, the failure of these customers to comply with applicable laws or regulations could have a material adverse effect on the Company. Governmental regulations in foreign countries where the Company plans to sell products may prevent or delay entry into the market or require the reformulation of certain of the Company's products. Compliance with such foreign governmental regulations generally will be the responsibility of the Company's customers in those countries. Those customers are independent companies over which the Company will have no control.

     TCBG cannot predict the impact of possible changes that may be required in response to future legislation, rules or inquiries made from time to time by governmental agencies. Food and Drug Administration regulations may, in certain circumstances, affect the ability of the Company, as well as others in the industry, to develop and market new products. However, TCBG does not presently believe that existing applicable legislative and administrative rules and regulations will have a significant impact on operations.

Employees

     All production and distribution of TCBG's products are outsourced to a contract manufacturer. As of September 30, 1999 the Company had seven (7) full-time employees and two (2) part-time employees.

Reports to Securities Holders

     Prior to filing this Form 10-SB, TCBG has not been required to deliver annual reports to shareholders. However, once TCBG becomes a reporting company, TCBG shall deliver annual reports to securities holders as required by the Securities Exchange Act of 1934 (the "Exchange Act"). Such reports will contain audited financial statements as required.

     The public may read and copy any materials that TCGB files with the Commission at the Commission's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the Commission at 1-800-SEC-0330. The Commission maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the Commission. The Internet address of the Commission's web site is http://www.sec.gov. The Company's Internet address is http://www.TCBGInc.com. The information contained on our Internet site is not incorporated in this registration statement.

Risk Factors

We are not producing any juice product, and all revenues have stopped. This could impair our relationship with our sole customer, Wal Mart.

     A contract manufacturer, whom we used to produce our beverage products, discontinued production in November 1999. Discussions and negotiations are on-going, but a satisfactory settlement cannot be assured. Furthermore, seeking an alternative producer requires the release of major pieces of the equipment supplied by us to the manufacturer. All of our owned and financed production equipment is currently either held at this contract manufacturer's plant or with another Canadian contract manufacturer that is currently in bankruptcy. If alternative production sources for our beverage products are not obtained, the Company will be seriously harmed and may be forced to declare bankruptcy.

We have limited revenues and will depend on one customer and additional financing to stay in business.

     From 1997 through 1998, our efforts were devoted to the development of our principal product and raising capital. We have only recently started receiving revenues from our product and accordingly, during 1999 we ceased to be a development stage enterprise. As of November 1999, all revenues from sale of our beverage products ceased with the termination of production. We have incurred losses since inception, have negative working capital and cash flows from operations. Our independent certified public accountants, in their report regarding our 1998 financial statements, have noted that our losses since inception and negative working capital and cash flows from operations raise substantial doubt about our ability to continue as a going concern. Prior to November 1999, we were losing money on our manufacturing operations for the product we produced for Wal-Mart. Our ability to continue as a going concern is contingent upon our ability to raise capital, obtain financing, re-initiate production and sales and attain profitable operations. There can be no assurance that we will be successful in raising additional capital and financing upon terms that are acceptable to us or attain profitable operations.

We relied on one customer for all of our revenues, and with the termination of our production in November 1999, we cannot assure that we will retain this customer if and when we re-initiate production.

     Until November 1999, we derived all of our revenues from sales to Wal-Mart. Production has ceased and we are no longer filling Wal-Mart orders. We do not have a written, long-term contract with Wal Mart, and this customer could terminate purchases of our drink product at any time. In addition, if production starts again, we expect to rely on a limited number of customers for substantially all of our revenues. There can be no assurance that Wal Mart will remain our customer or that we will be successful in obtaining significant orders of our product from other customers.

The sector in which we operate is highly competitive and we may not be able to compete effectively.

     We compete with hundreds of other juice box and juice pouch beverage producers. Our major competitors include Capri Sun, Hi-C Juice Drinks, Minute Maid Premium Juice Drinks, Juicy Juice, Tang and MOTTS Juices. We face competition from many entities with significantly greater financial resources, well-established brand names and larger customer bases. We expect competition to intensify in the future. To the extent these competitors are successful, we may face difficulties in expanding our customer base. There can be no assurance that we will be able to market our products successfully or compete effectively in the children's beverage marketplace.

We lack financial controls.

     Until November 1999, we did not have any finance or accounting personnel, which hindered our ability to monitor and manage our finances in-house.

     In addition, we received a management letter from our independent certified public accountants in connection with the 1998 audit of our financial statements, which identified certain matters that they considered to be "reportable conditions" involving our internal controls. Reportable conditions involve matters relating to significant deficiencies in the design or operation of internal control that could adversely affect our ability to record, process, summarize and report financial data consistent with the assertions of management in the financial statements.

We must attract and retain personnel in a tight labor market.

     Currently, there is intense competition for personnel with the qualifications we require. In addition, the loss of the services of key management, such as Jon A. Darmstadter, or other personnel, or the failure to attract additional personnel as required, could have a material adverse effect on our business. Mr. Darmstadter does not devote his full working time to our business, and his other obligations may impact the time he has available for our business. We believe that our future success will depend in large part on our ability to attract and retain a qualified chief financial officer and other personnel.

Seasonality may cause fluctuations in our quarterly performance.

Our sales are seasonal. The juice drink beverage industry generally experiences its highest sales by volume during the spring and summer months and its lowest sales by volume during the winter months. As a result, working capital requirements and cash flow vary substantially throughout the year. Consumer demand for products is affected by weather conditions. Cool, wet spring or summer weather could result in decreased sales of product and could have an adverse effect on our financial position. Seasonal variations in demand may cause significant variations in our results of operations and, in turn, the price of our common stock.

Our quarterly revenues and operating results could be volatile and may cause our stock price to fluctuate.

     Our quarterly revenues and operating results may fluctuate significantly in the future. Our operating results could be volatile and difficult to predict. As a result, period-to-period comparisons of our operating results may not be a good indication of our future performance. Our future quarterly operating results may not meet the expectations of securities analysts or investors, which in turn may have an adverse effect on the market price of our common stock.

An active market for our common stock cannot be assured.

     Our common stock currently trades on the OTC Bulletin Board and has relatively small volume. There can be no assurance that an active market for the common stock will develop or be sustained. Our investors are likely to find it more difficult to dispose of or obtain accurate price quotations regarding our common stock than stocks listed on an exchange or the Nasdaq National Market.

Our President and Chief Executive Officer has voting control of the Company.

     Jon A. Darmstadter beneficially owns approximately 22% of our outstanding common stock and 100% of our outstanding preferred stock. Each share of preferred stock owned by Mr. Darmstadter provides him with 25 votes in comparison to one vote for each share of common stock held. Mr. Darmstadter's combined ownership of common stock and preferred stock gives him control over 58.22% of the votes that can be cast by stockholders. Accordingly, Mr. Darmstadter has the ability to control the Company and direct its business and affairs, including the election of directors and approval of significant corporate transactions. The concentration of ownership may also have the effect of delaying or preventing a change in control of the Company.

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITIONS AND OPERATIONS

     The following discussion of the Company's financial condition and results of operations should be read with the Company's financial statements, including the notes, included elsewhere in this registration statement.

Overview

     The Company has experienced recurring losses since inception and has negative working capital and cash flows from operations. For the periods ended December 31, 1997 and 1998, the Company experienced a net loss of $404,972 and $1,985,420, respectively. As of December 31, 1998, the Company has a working capital deficit of $1,198,773. For the nine-month periods ended September 30, 1998 and 1999, the Company experienced a net loss of $1,458,070 and $4,518,577, respectively. As of September 30, 1999, the Company has a working capital deficit of $3,960,154.

     The Company's ability to continue as a going concern is contingent upon its ability to secure additional financing, re-initiate productions and product sales and attain profitable operations. In addition, the Company's ability to continue as a going concern must be considered in light of the problems, expenses and complications frequently encountered by entrance into established markets and the competitive environment in which the Company operates.

     Management is pursuing various sources of debt and equity financing. Although the Company plans to pursue additional financing, there can be no assurance that the Company will be able to secure financing when needed or obtain financing on terms satisfactory to the Company. Failure to secure such financing may result in the Company rapidly depleting its available funds. Without such funds the Company would be unable to comply with its payment obligations under its bank loans and with its vendors.

     Additionally, the Company is pursuing avenues to re-initiate production of its beverage products in the first quarter of 2000. A contract manufacturer, whom the Company was utilizing to produce its beverage products, discontinued production in November 1999. Discussions and negotiations are on-going, but a satisfactory settlement cannot be assured. Furthermore, seeking an alternative producer requires the release of major pieces of the equipment supplied by the Company to the contract manufacturer. All Company-owned and financed major pieces of equipment are currently either held at this contract manufacturer's plant (three major pieces of equipment) or with another Canadian contract manufacturer (another three major pieces of equipment) who is currently in bankruptcy. The Company's legal representatives in the bankruptcy proceedings believe that the equipment in Canada should be released in the latter part of January 2000. The Company closed on an Industrial Revenue Bond issuance in October 1999 relating to opening its own plant in Rochester, New York (the "Rochester Plant") currently scheduled to begin operations in the third quarter of 2000. Additional debt and/or equity financing will likely be needed to begin operations at the Rochester Plant. No assurance can be given that the Company will be able to arrange for interim production before the third quarter of 2000 or that the Rochester Plant will be operational by that date. The Company is aggressively seeking alternative interim production sources for its beverage products, including the contract manufacturer described above.

     In order to meet anticipated expenses over the next twelve months, the Company intends to seek additional capital through the sale of common shares. The Company is currently registered on the OTC Bulletin Board. No underwriter, agent or other person has agreed to assist the Company in distributing any of its common shares, and no actions have been taken to ascertain whether to register such shares under the Securities Act of 1933, as amended (the "Securities Act") or rely on exemptions from registration to distribute such shares. No assurance can be given that the Company will be able to sell securities or raise additional financing to meet its operating needs, or that if available, such sales could be effected on terms acceptable to the Company. If the Company is not able to sell additional securities or raise additional financing to meet its operating expenses, there is substantial doubt that the Company will be able to continue as a going concern.

     The Company's sales are seasonal. The juice drink beverage industry generally experiences its highest sales by volume during the spring and summer months and its lowest sales by volume during the winter months. As a result, working capital requirements and cash flow vary substantially throughout the year. Consumer demand for products is affected by weather conditions. Cool, wet spring or summer weather could result in decreased sales of product and could have an adverse effect on the Company's financial position, cash flows and results of operations.

     During the twelve-month period ended December 31, 1998, the Company's activities were primarily directed to the development of the Company's business plan, organizational structure, negotiations, financing, project evaluations and relationship building. During the nine-month period ended September 30, 1999, the Company's activities expanded to include significant contract manufacturing and distribution operations, thus, the Company ceased to be a development stage enterprise.

Results of Operations

Nine months Ended September 30, 1999 Compared to Nine months Ended September 30, 1998

     Net Sales. Net sales increased to $3,390,323 for the nine months ended September 30, 1999 from $42,352 for the nine months ended September 30, 1998. The increase is primarily attributable to an increase in the number of orders from the Company's sole customer, Wal-Mart, for its Back Pak product.

     Cost of Sales. Cost of sales increased to $4,282,841 for the nine months ended September 30, 1999 from $78,161 for the nine months ended September 30, 1998. The increase is primarily attributable to the costs to produce the increased number of orders from the Company's sole customer, Wal-Mart, for its Back Pak product.

     Selling, General and Administrative Expenses ("SG&A"). Selling, general and administrative expenses consist primarily of expenses related to sales promotion, costs associated with executive management, professional fees, and other general and administrative expenses. SG&A expenses increased to $2,968,655 for the nine months ended September 30, 1999 from $1,420,253 for the nine months ended September 30, 1998. The increase for the nine months ended September 30, 1999 was due primarily to an increase in sales promotion of $712,500, which was related to the sponsorship of an Indy Racing League car team, as well as an increase in professional fees and salaries.

     Interest Expense. Interest expense increased to $678,187 for the nine months ended September 30, 1999 from $8,707 for the nine months ended September 30, 1998. The increase in interest expense was due primarily to a charge of $395,267 related to the favorable conversion of notes payable to common stock and increased borrowings in the period ending September 30, 1999.

     Net Loss. The Company's net loss increased to $4,518,577 for the nine months ended September 30, 1999 from $1,458,070 for the nine months ended September 30, 1998. The 1999 period was impacted by the costs associated with increased operating and promotion activity.

Year Ended December 31, 1997 Compared to Year Ended December 31, 1998

     Net Sales. Net sales increased to $145,954 for the year ended December 31, 1998 from $90,737 for the period ended December 31, 1997. The increase in net sales is attributable to the increased production and orders from the Company's sole customer, Wal-Mart.

     Operating Expenses. Operating expenses increased to $2,114,714 for the year ended December 31, 1998 from $509,241 for the year ended December 31, 1997. The 1997 expenses were limited to personnel, overhead, office equipment and professional fees incurred in formulating a business plan, developing its marketing strategy and initial sales efforts. The increase in operating expenses in 1998 was primarily attributable to a sales promotion expense of $1,300,000, which was related to the sponsorship of an Indy Racing League car team and to an the increase in cost of goods sold, selling, general and administrative expenses, which were limited to general corporate expenses in 1997.

     Interest Expense. Interest expense increased to $16,660 for the year ended

December 31, 1998 from $1,977 for the year ended December 31, 1997. The increase was due to incremental borrowing in the latter part of 1998.

     Net Loss. The Company's net loss increased to $1,985,420 for the year ended December 31, 1998 from $404,972 for the year ended December 31, 1997. The increase in the Company's net loss reflects the acceleration of its development activities, along with building corporate infrastructure to support initial manufacturing operations and expected growth.

Liquidity and Capital Resources

     As of the date of this Form 10-SB/A, the Company has only started to generate significant revenues from its own operations in the last nine months, however, production and product sales ceased in November 1999. Prior to the commencement of these operations, the Company had nominal revenues due to the start-up nature of such operations, substantial ongoing investment in business development efforts, and expenditures to build the appropriate infrastructure to support its expected growth. Consequently, the Company has been substantially dependent on private placements of its equity securities and debt financing to fund its cash requirements.

     The Company has two credit facilities under secured notes payable with maturity dates of January 9, 2000 and September 5, 2000, respectively. The Company can borrow a maximum of $500,000 and $50,000, respectively, under these agreements. Borrowings are collateralized by substantially all the Company's assets. Interest is paid monthly at the prime rate (currently 8.5%) and the prime rate plus 1% (currently 9.5%), respectively. Borrowings of $417,000 were outstanding on the lines as of September 30, 1999.

     During 1999, the Company began to sell its accounts receivables under a factoring agreement established with a financial institution. The sale of accounts receivable stopped in November 1999 due to the discontinuance of production and sales in November 1999.

     The Company made a payment of 2.2 million shares of common stock valued at $2.25 million in 1999, related to obligations under a sponsorship agreement with an Indy Racing League car team. The Company's logo is displayed on the racing team's car and provides advertising for the Company.

     Jon A. Darmstadter has made various advances to the Company that total $724,619 (including unpaid interest of $36,619) with one year maturity dates. Interest is accrued monthly at 12%. As of September 30, 1999, $52,500 of principal had been repaid but no payments on interest had been made by the Company.

     In October 1999, the County of Monroe Industrial Development Agency (the "Agency") issued $7.42 million of its Industrial Development Revenue Bonds, Series 1999 (the "Bonds") under an Indenture of Trust dated as of October 1, 1999 (the "Indenture") by and between the Agency and the trustee. The Bonds were issued by the Agency for the purpose of providing funds to the Company to finance certain costs in connection with a project. In connection with the Bond deal, the Company will receive $2.56 million, which is a combination of Section 108 and EDI loans and a State of New York grant. The blended rate on the $9.98 million in bond and related financing is 4.6% for a 10-year term. The original project terms have changed and the Company is currently exploring options for its manufacturing facility in Rochester, New York.

     Net cash used for the Company's operations was $743,351 and $396,397 for the fiscal year ended December 31, 1998 and the period from inception to December 31, 1997, respectively, and $842,539 and $514,464 for the nine-month periods ended September 30, 1999 and 1998, respectively. The increase in net cash used for operating activities in fiscal 1998 was primarily due to a larger net loss, net of a $1.5 million noncash equity transactions charged to operations. The increase in net cash provided by operating activities for the nine-month period ended September 30, 1999 was primarily due to an increase in accounts payable and accrued expenses plus $2.2 million noncash equity transactions charged to operations.

     Cash used in investing activities was for purchases of property and equipment. Cash used was $397,785 and $164,288 for fiscal year ended December 31,

 1998 and the period from inception to December 31, 1997, respectively, and $275,441 and $441,734 for the nine-month periods ended September 30, 1999 and 1998, respectively.

     The Company's primary sources of liquidity have been from the issuance of common stock and borrowings from shareholders and the bank. Proceeds received from financing activities were used for the Company's operations and purchases of property and equipment. Net cash provided by financing activities was $1,636,636 and $561,000 for the fiscal year ended December 31, 1998 and the period from inception to December 31, 1997, respectively, and $1,127,619 and $1,483,571 for the nine-month periods ended September 30, 1999 and 1998, respectively. The increase in fiscal 1998 was primarily due to additional proceeds from the issuance of common stock and capital contributions, as well as increased proceeds obtained from notes payable. The increase for the period ended September 30, 1999 was due primarily to increased borrowings from shareholders.

Year 2000

     Many currently installed computer systems and software products are coded to accept only two digit entries in the date code field. Beginning in Year 2000, these date code fields will need to accept four digit entries in order to distinguish 21/st/ century dates. All of the Company's computers comply with "Year 2000" requirements. However, there can be no assurance that other companies with which the Company transacts business will be corrected on a timely basis, or that failure by such third party entities to correct a Year 2000 problem, or a correction which is incompatible with the Company's information systems, would not have a material adverse effect on the Company's operations or financial condition.

Recent Accounting Pronouncements

     In March 1998, the American Institute of Certified Public Accountants issued Statement of Position 98-1 "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." SOP 98-1 is effective for financial statements for years beginning after December 15, 1998. SOP 98-1 provides guidance over accounting for computer software developed or obtained for internal use, including the requirement to capitalize and amortize specific costs. The adoption of this standard did not have a material effect on its capitalization policy.

     In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivatives and Hedging Activities," which establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, (collectively referred to as derivatives) and for hedging activities. SFAS No. 133 is effective for fiscal years beginning after June 15, 2000. The Company does not expect the adoption of this statement to have a significant impact on its results of operations, financial position or cash flows.

ITEM 3.   DESCRIPTION OF PROPERTY

     TCBG owns no real property. The Company headquarters occupy approximately 1,300 square feet of office space located at 237 Melvin Drive, Northbrook, Illinois 60062. The Company leases this space under a noncancellable operating lease through June 30, 2000. Total rent for 1998 was $27,168, which includes a second office lease under which payments are made on a month-to-month basis. The future minimum rent for the next two years is approximately $24,300 per year.


ITEM 4.   SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

     The following table sets forth the beneficial ownership of shares of voting stock of TCBG, as of December 31, 1999, (i) each person known by TCBG to beneficially own 5% or more of the shares of outstanding common stock; (ii) each of TCBG's executive officers and directors; and (iii) all of TCBG's executive officers and directors as a group. Except as otherwise indicated, all shares are beneficially owned, and investment and voting power is held by the persons named as owners.

     Unless otherwise noted (1) each of the persons listed below has sole voting and investment power with respect to the shares beneficially owned by him as set forth opposite his name and (2) the address for each of the persons listed below is: c/o The Children's Beverage Group, Inc., 227 Melvin Drive, Northbrook, Illinois 60062.



                        Common Stock
                                                     ---------------------------
                     Beneficially Owned(a)(b)
Name and Address of Beneficial Owner                 No. of Shares  % of Class
------------------------------------                 ------------- -------------


Jon A. Darmstadter(c)                                    6,669,731  22.64%

Felicia Murray(d)                                        2,464,313   8.36%

Edward R. Ferry(e)                                         45,000     *

All executive officers and directors as a
  group (2 persons)                                      6,714,731  22.79%

*Represents less than one percent of the total.

(a) Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities, subject to community property laws, where applicable.
(b) The calculations in this table of the percentage of outstanding shares are based on 29,462,504 shares of the Company's common stock outstanding as of December 31, 1999.
(c) Does not include 1,000,000 shares of Series A Preferred Stock, which have 25 votes per share, and automatically convert into five shares of common stock upon a change-in-control event, subject to anti-dilution provisions.

   Mr. Darmstadter owns 100% of the Company's outstanding preferred stock. Includes 50,000 shares of common stock held by Mr. Darmstadter's son and 150,000 shares of common stock held in the name of his former wife. Mr.

  Darmstadter's combined ownership of common stock and preferred stock gives him control over 58.22% of the votes that can be cast in any meeting of stockholders.
(d)  Former officer and director of the Company.
(e) Includes 30,000 shares of common stock held in the name of Mr. Ferry's son. Mr. Ferry is one of the Company's directors and serves as the Vice
  President of Marketing.


ITEM 5.  DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

     The following table sets forth the names, ages and positions of the Company's executive officers and directors as of September 30, 1999:





Name                        Age        Position with the Company
---------------------------------------------------------------------

Jon A. Darmstadter         47       President and Chief Executive
 Officer, Director
Edward R. Ferry            49       Vice President/Marketing, Director

Current Officers

     Jon A. Darmstadter has served as the President and Chief Executive Officer and a director of the Company since March 1997. From 1995 to March 1997, Mr. Darmstadter was a sole proprietor of a venture known as Water Pouch, which was purchased by the Company in March 1997. Prior to his position with the Company, Mr. Darmstadter held positions as Product Development/Brand Manager and National Sales Manager for United Beverage of Ohio. Prior to working with United Beverage of Ohio, Mr. Darmstadter was National Sales Manager for Bidderman Industries, a brand marketer of men's designer clothing.

     Edward R. Ferry has served as the Vice President/Marketing since May 1997 and a director of the Company since January 1999. From June 1990 to May 1997, Mr. Ferry served as the President of Corporate Confectionary/Confection Werks, a specialty chocolate manufacturing company that he owned. Prior to his involvement with Corporate Confectionary/Confection Werks, he was the Midwest Sales Manager for Ralph Lauren Ladies Wear.


Board Composition

     Each member of the board is elected on an annual basis by the stockholders. At each annual meeting of stockholders, directors are elected for the next year. Each director serves for a one (1) year term.

     Each officer is elected by, and serves at the discretion of, the board. There are no family relationships among any of the directors, executive officers or key employees.

Board Committees

     The board has not established any committees.

Compensation of Directors

     Messrs. Darmstadter and Ferry receive no compensation for being directors of the Company.


ITEM 6.  EXECUTIVE COMPENSATION

     The following table sets forth certain summary information concerning the compensation earned by the Company's sole named executive officer in 1998. The table excludes certain perquisites and other personal benefits received by this officer that do not exceed the lesser of $50,000 or 10% of any such officer's salary and bonus disclosed in the table.

          Summary Compensation Table




 Name and                       Annual
Principal Position              Compensation      Bonus         Other
------------------              ------------      -----         -----


Jon A. Darmstadter,               $80,000           --            --
Chief Executive Officer
and President


Employment Agreement

     The Company has entered into an employment agreement with Mr. Darmstadter effective as of January 1, 1999. Mr. Darmstadter has been hired as the Company's President and Chief Executive Officer. The agreement is for a term of five years. The agreement provides for a base annual salary of $104,000 in 1999, and he is eligible for performance based bonuses and equity-based compensation. In the event of a change in control of the Company (as defined therein), the Company has agreed to grant Mr. Darmstadter a royalty in the amount of $0.005 per pouch of children's beverage product sold by the Company, payable on a quarterly basis. Mr. Darmstadter is not a full-time officer of the Company.


ITEM 7.   CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     On or about March 25, 1997, Jon A. Darmstadter, a sole proprietor doing business as Water Pouch (and now the President and Chief Executive Officer of the Company), assigned, transferred and conveyed to the Company, all of his right, title and interest in and to all of the operating assets used in the conduct of the business of Water Pouch, subject to all of his obligations and liabilities relating thereto, in consideration for the issuance of 9 million shares of common stock.

     On November 21 1997, the Company authorized the issuance of 1 million shares of the Company's Series A Preferred Stock to Jon A. Darmstadter at a purchase price of par value. Because each share of this Preferred Stock has 25 votes, this transaction gave Mr. Darmstadter effective control of the Company. These shares were issued in January 1999. Upon a change in control of the Company, each share of this Preferred Stock is automatically converted into five shares of Common Stock.

     The Company has been granted a worldwide license to use the U.S. patent on the "rip it sip it" drink system. The patent was applied for and issued to Jon
A. Darmstadter, the President and Chief Executive Officer of the Company in August 1999. The patent is used in TCBG's production of its juice products. Mr. Darmstadter has entered into a license agreement with the Company (the "License Agreement") that allows the Company to use the patent in exchange for a $1.00 annual fee unless a change-in-control event occurs. In the event that the control of the Company changes, Mr. Darmstadter would receive a royalty in the amount of $0.0005 per pouch of children's beverage product sold by the Company. Under the License Agreement, the Company maintains the exclusive right to use the patent in its production of juice pouch products for the life of the patent (approximately 20 years).


ITEM 8.   DESCRIPTION OF SECURITIES

     This summary contains a description of all of the material terms of the Company's capital stock. However, it does not describe every term of the capital stock contained in the Company's amended and restated certificate of incorporation. The Company refers you to the provisions of Delaware corporate law and the Company's amended and restated certificate of incorporation and amended and restated bylaws, which are attached hereto as exhibits.

Authorized and Outstanding Capital Stock

     The Company's amended and restated certificate of incorporation authorizes the Company to issue 250,000,000 shares of common stock, par value of $0.0001 per share, and 50,000,000 shares of preferred stock, with a par value of $0.001 per share. On December 31, 1999, there were 29,462,504 shares of the Company's common stock outstanding, held of record by 570 stockholders, and there were 1,000,000 shares of preferred stock outstanding, held of record by one (1) stockholder.

Common Stock

     Voting Rights. Holders of common stock are entitled to one (1) vote per share on all matters to be voted upon by the stockholders. The holders of common stock are not entitled to cumulative voting rights with respect to the election of directors.

     Dividend Rights. Subject to preferences that may be applicable to any then outstanding shares of preferred stock, holders of common stock are entitled to receive ratably such dividends as may be declared by the board out of funds legally available therefor.

Liquidation Rights. In the event of the Company's liquidation, dissolution or winding up, holders of the common stock are entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preference of any then outstanding preferred stock. Holders of common stock have no preemptive, conversion or other rights to subscribe for additional securities of the Company. No redemption or sinking fund provisions apply to the common stock. All outstanding shares of common stock are validly issued, fully paid and nonassessable.

Preferred Stock

     The Board of Directors has the authority, without further action by the stockholders, to issue up to 50,000,000 shares of preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions thereof, including dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences, sinking fund terms and the number of shares constituting any series or the designation of such series. The issuance of preferred stock could adversely affect the voting power of holders of common stock and could decrease the likelihood that such holders will receive dividend payments and payments upon liquidation and could have the effect of delaying, deferring or preventing a change of control of the Company. Accordingly, the issuance of shares of preferred stock may discourage offers for the Company's common stock or may otherwise adversely affect the market price of the common stock.

     As of the date of this Registration Statement, there is one series of preferred stock ("Series A Preferred Stock") outstanding with the following rights, preferences and privileges:

     Voting Rights. Holders of the Company's Series A Preferred Stock are entitled to 25 votes per share on all matters to be voted upon by the stockholders. The holder of Series A Preferred Stock is not entitled to cumulative voting rights with respect to the election of directors.

     Dividend Rights. Subject to preferences that may be applicable to any other outstanding shares of another series of preferred stock, holders of Series A Preferred Stock are entitled to receive ratably with holders of common stock such dividends as may be declared by the Board out of funds legally available therefor.

     Liquidation Rights. In the event of the Company's liquidation, dissolution or winding up, holders of Series A Preferred Stock are entitled to share ratably in all assets remaining after payment of liabilities (and the liquidation preference of any other then outstanding preferred stock) together with holders of common stock.

     Conversion Rights. In the event of a change in control of the Company, the Series A Preferred Stock automatically converts into five shares of common stock, subject to anti-dilution rights. All outstanding shares of Series A Preferred Stock are validly issued, fully paid and nonassessable.

Warrants

     In April 1999, the Company issued a warrant to purchase 413,000 shares of common stock, subject to anti-dilution provisions (the "Warrant"). The Warrant was issued as part of a dispute settlement, and is exercisable for nominal consideration until April 2000. This warrant was converted into 413,000 shares of the Company's common stock in November 1999.

Registration Rights

     In April 1999, the Company entered into a settlement agreement under which it issued the Warrant. The Warrant holder has certain piggyback registration rights covering the 413,000 shares of common stock issuable upon exercise of the Warrant. At any time prior to the closing of an initial public offering, if the Company proposes to register any of its securities under the Securities Act, whether for its own account or for other stockholders, the Warrant holder is entitled to have its shares of common stock registered by the Company as well, unless the securities are to be issued pursuant to an employee compensation program or dividend reinvestment plan or securities issued in a merger, recapitalization, consolidation, acquisition or similar transaction. These registration rights are subject to certain conditions and limitations. The Company must pay expenses related to the registration and distribution of the
shares of common stock held by the Warrant holder under this registration rights agreement.

     In May 1999, the Company entered into a Debt Conversion Agreement under which a corporation and shareholder (the "Lender") received 988,167 shares of common stock in exchange for the cancellation of $565,000 plus accrued interest. In addition, the Lender is entitled to piggyback registration rights with respect to the shares of common stock that it owns. Each time the Company proposes to register any of its securities under the Securities Act, whether for its own account or for other stockholders, the Lender is entitled to have its shares of common stock registered by the Company as well, unless the Company is registering securities on Form S-4 or Form S-8. These registration rights are subject to certain conditions and limitations. The Company must pay expenses related to the registration and distribution of the shares of common stock held by the Investor under this registration rights agreement.

Anti-Takeover Provisions

     Although management is not presently aware of any takeover attempts, the Company's Certificate of Incorporation defers to provisions in the Delaware General Corporations Law (the "DGCL"), which may be deemed to be "anti-takeover" in nature in that such provisions may deter, discourage or make more difficult the assumption of control of the Company by another entity or person.

Delaware Anti-Takeover Law

The Company is subject to Section 203 of the DGCL (Section 203) which, subject to certain exceptions, prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years following the date that such stockholder became an interested stockholder, unless: (i) prior to such date, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder, (ii) upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned
(x) by persons who are directors and also officers and (y) by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or (iii) at or subsequent to such date, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66-2/3% of the outstanding voting stock which is not owned by the interested stockholder.

     Section 203 defines business combinations to include: (i) any merger or consolidation involving the corporation and the interested stockholder, (ii) any sale, transfer, pledge or other disposition involving the interested stockholder of 10% or more of the assets of the corporation, (iii) subject to certain exceptions, any transaction which results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder, (iv) any transaction involving the corporation which has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder, or (v) the receipt by the interested stockholder of the benefits of any loans, advances, guarantees, pledges, or other financial benefits provided by or through the corporation. In general, Section 203 defines an interested stockholder as any entity or person beneficially owned 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by such entity or person.

Transfer Agent and Registrar

     The transfer agent and registrar for the common stock and the Series A Preferred Stock is Atlas Stock Transfer and its address is 5899 South State, Murray, Utah 84107.

                                    PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS OF REGISTRANT'S COMMON EQUITY AND OTHER SHAREHOLDER MATTERS

Market Information

     The common stock of TCBG currently is trading on the OTC Bulletin Board under the symbol "TCBG."

     Set forth below are the high and low closing bid quotations for the Company's common stock for the periods indicated as reflected on the electronic bulletin board. Such quotations reflect interdealer prices without retail mark-up, mark-down or commissions, and may not reflect actual transactions.

2000                                            Low     High
-----------
January 1 through January 10, 2000             22/32    30/32

1999
----

October 1 through December 31, 1999            9/16     1-3/16

July 1 through September 30, 1999              27/32    1-31/32

April 1 through June 30, 1999                  1-5/16   1-19/32

January 1 through March 31, 1999               1-3/32   2-31/32

1998
----

October 1 through December 31, 1998            3/4      1-27/32

July 1 through September 30, 1998 (first       5/8      1-7/8
 available)



Holders

     As of December 31, 1999, there were approximately 570 record holders of the Company's common stock. There is one (1) holder of the Company's outstanding Series A Preferred Stock.

Dividends

     During 1998, the Company declared a one-for-eight stock dividend and issued 2,550,030 shares of Common Stock. The Company has never paid cash dividends on its capital stock and does not intend to do so in the foreseeable future. TCBG currently intends to retain its earnings for the operation and expansion of the business. The Company's continued need to retain earnings for operations and expansion are likely to limit its ability to pay dividends in the future.

     Dividends, if any, will be contingent upon the Company's revenues and earnings, if any, capital requirements and financial conditions. The payment of dividends, if any, will be within the discretion of the Company's Board of Directors.

ITEM 2.   LEGAL PROCEEDINGS

Flavorchem Corporation Dispute

     Flavorchem Corporation ("Plaintiff") v. The Children's Beverage Group, Inc. and Jon Darmstadter, Case No. 98 M1-165579, filed in the Chancery Division of the circuit Court of Cook County, Illinois. On March 8, 1999, the Company was served with a complaint brought by Flavorchem Corporation seeking $42,542.53, alleging breach of contract and losses (interest) related thereto. The dispute arises out of an alleged breach of contract (entered in 1996) between Beverage Pouch Systems, Inc. and Flavorchem concerning certain flavoring ingredients. The claim alleges that the Company is legally responsible for the alleged liability associated with the aforementioned Beverage Pouch System contract with Flavorchem.

     An appearance and answer have been filed on behalf of the Company. Pursuant to a Motion to Strike Plaintiff's Affirmative Defenses, the Company filed Amended Affirmative Defenses, which have not been answered or objected to as of this date. Additionally, the Company has initiated discovery. The Company continues to vigorously defend itself in this matter.

Dispute with Outlook Graphics Inc.

     The Company and Outlook Graphics Inc. were involved in a dispute concerning the amount owed for products that Outlook Graphics Inc. delivered to the Company late and non-conforming to contractual specifications. A Settlement Agreement and Mutual Release was entered by the parties on February 8, 1999, relating to prior goods delivered. The Settlement Agreement and Mutual Release provided, in part, that additional materials were to be delivered to the Company. As a result of delivery delays and additional non-conforming goods, the parties have entered into a binding arbitration mechanism (as provided for in the aforementioned Settlement Agreement) concerning the final delivery of the additional goods with a maximum liability of $76,673.41 plus the potential of arbitration fees. The money at issue was placed in escrow upon entry of the Settlement Agreement.

     On May 21, 1999, an arbitration decision was rendered awarding to the Company $58,580.11, to be paid out of the escrowed funds. On or about September 1, 1999, the Escrow Agent released said funds to the Company. At the same time, the Company entered into an Escrow Settlement Agreement with Outlook to address the arbitrator fees and other related matters. The Escrow Settlement contained broad mutual general releases.

Sweet Ripe Drinks, Ltd. Dispute

     The Company had a contractual relationship with Sweet Ripe Drinks, Ltd. ("Sweet Ripe"), a Canadian company, whereby Sweet Ripe bottled and packaged the Company's beverage product using machinery provided by the Company. During the course of dealing, there arose certain disputes between the parties as to a variety of continuing manufacturing problems. Believing Sweet Ripe to be in breach of its contractual duties, having provided an opportunity to cure, the Company caused its bottling and packaging at Sweet Ripe to cease. In response, Sweet Ripe refused to allow the Company to remove its machinery. Shortly thereafter, Sweet Ripe filed a Notice of Intention to File a Proposal under the Canadian Bankruptcy and Insolvency Act, which in effect, caused a stay of proceedings. The Company then petitioned a Master of the Superior Court of Justice to lift the stay of proceedings so that the Company could proceed with an action to recover the manufacturing equipment. In arguing against the stay of proceedings, Sweet Ripe asserted that the Company owes approximately $700,000 to Sweet Ripe. The Master did not agree to lift the stay of proceedings but rather adjourned that matter subject to any orders that the Bankruptcy Court might make with regard to the matter. The Bankruptcy Court required the filing of a monetary proof of claim which will be filed in late January 2000. The equipment at issue is valued at approximately $1.5 million. Two of the three major pieces of equipment at issue are leased and the remaining equipment is owned by the Company. The Company has engaged McCarthy Tetrault to handle its legal representation with respect to any related proceedings.

     The Company is involved in various other litigation incident to its business. It is the opinion of management that the outcome of such litigation will not have a material adverse effect on the Company's financial position or results of operations.

ITEM 3.   DISAGREEMENTS WITH ACCOUNTANTS AND FINANCIAL DISCLOSURE

     Not applicable.

ITEM 4.   RECENT SALES OF UNREGISTERED SECURITIES

     Since January 1, 1997, the Company has sold the unregistered securities listed below. These issuances were deemed exempt from registration under the Securities Act in reliance on either (a) Section 4(2) of the Securities Act, as transactions not involving a public offering, or (b) Rule 701 promulgated under the Securities Act. No commissions were paid to any placement agent or underwriter for any of theses issuances.


           Date of                    Amount
          Purchase                    Title                 Sold                Purchasers          Consideration
-----------------------------------------------------------------------------------------------------------------

3/97                               Common Stock              9,000,000   Jon A. Darmstadter  assets of Water Pouch, a
                                                                        (director and        sole proprietorship
                                                                        executive officer)

5/97                               Common Stock              2,000,000     Felicia Murray                    --
                                                                          (former director
                                                                          and executive
                                                                          officer)

5/97                               Common Stock              9,000,000   Rule 504 investors    $511,000

4/98                               Common Stock              150,000     individual            $163,500
                                                                        accredited investor

6/98                               Common Stock              1,450,000   corporate             $812,000
                                                                        accredited investor

7/98                               Common Stock              2,550,030  dividend to                          --
                                                                        shareholders

10/98                              Common Stock              1,361,269  marketing firm       services valued at
                                                                                             $1,300,000

1/99                              Series A                   1,000,000  Jon A. Darmstadter                   --
                                 Preferred Stock                        (executive officer)

3/99                             Common Stock                2,200,000  marketing firm       services valued at
                                                                                             $2,250,000

3/99                             Common Stock                100,000   manufacturing firm   settlement of $100,000
                                                                       obligation

4/99                             Warrant to                  413,000   corporate            settlement of $413,000
                                 purchase                              accredited investor       obligation
                                Common Stock

7/99                            Common Stock                 988,167   corporate            conversion of $592,900 of
                                                                       accredited investor  Company debt to the
                                                                                            investor; valued at
                                                                                            $988,167

11/99                           Common Stock                 413,000   corporate            conversion of warrants
                                                                       accredited investor  issued 4/99 for no
                                                                                            additional consideration


ITEM 5.    INDEMNIFICATION OF DIRECTORS AND OFFICERS

The Company's Certificate of Incorporation contains certain provisions permitted under the DGCL relating to the liability of directors. The provisions eliminate a director's liability for monetary damages for a breach of fiduciary duty, except in certain circumstances involving wrongful acts, such as the breach of a director's duty of loyalty or acts or omissions which involve intentional misconduct or a knowing violation of law. TCBG's Certificate of Incorporation also contains provisions obligating the Company to indemnify its directors and officers to the fullest extent permitted by the DGCL.

     Such indemnification provisions are intended to increase the protection provided to directors and, thus, increase the Company's ability to attract and retain qualified persons to serve as directors. Because directors liability insurance is only available at considerable cost and with low dollar limits of coverage and broad policy exclusions, the Company does not currently maintain a liability insurance policy for the benefit of the Company's directors, although the Company may attempt to acquire such insurance in the future. The Company believes that the substantial increase in the number of lawsuits being threatened or filed against corporations and their directors and the general unavailability of directors liability insurance to provide protection against the increased risk of personal liability resulting from such lawsuits have combined to result in a growing reluctance on the part of capable persons to serve as members of boards of directors of companies, particularly of companies which intend to become public companies. TCBG also believes that the increased risk of personal liability without adequate insurance or other indemnity protection for the Company's directors could result in overcautious and less effective direction and management of TCBG. Although no directors have resigned or have threatened to resign as a result of TCBG failure to provide insurance or other indemnity protection from liability, it is uncertain whether the Company's directors would continue to serve in such capacities if improved protection from liability were not provided.

     The provisions affecting personal liability do not abrogate a director's fiduciary duty to TCBG and its shareholders, but eliminates personal liability for monetary damages for breach of that duty. The provisions do not, however, eliminate or limit the liability of a director for failing to act in good faith, for engaging in intentional misconduct or knowingly violating a law, for authorizing the illegal payment of a dividend or repurchase of stock, for obtaining an improper personal benefit, for breaching a director's duty of loyalty (which is generally described as the duty not to engage in any transaction which involves a conflict between the interest of the Company and those of the director) or for violations of the federal securities laws. The provisions also limit or indemnify against liability resulting from grossly negligent decisions including grossly negligent business decisions relating to attempts to change control of the Company.

The provisions regarding indemnification provide, in essence, that TCBG will indemnify directors against expenses (including attorney's fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with any action, suit or proceeding arising out of the director's status as a director of TCBG, including actions brought by or on behalf of the Company (shareholder derivative actions). The provisions do not require a showing of good faith. Moreover, they do not provide indemnification for liability arising out of willful misconduct, fraud, or dishonesty, for "short-swing" profits violations under the federal securities laws, or for the receipt of illegal remuneration. The provisions also do not provide indemnification for any liability to the extent such liability is covered by insurance. One purpose of the provisions is to supplement the coverage provided by such insurance. However, as mentioned above, TCBG does not currently provide such insurance to directors, and there is no guarantee that TCBG will provide such insurance to directors in the near future, although the Company may attempt to obtain such insurance.

     These provisions diminish the potential rights of action which might otherwise be available to shareholders by limiting the liability of officers and directors to the maximum extent allowable under Delaware law and by affording indemnification against most damages and settlement amounts paid by a director of the Company in connection with any shareholder derivative action. However, the provisions do not have the effect of limiting the right of a shareholder to enjoin a director from taking actions in breach of his fiduciary duty, or to cause the Company to rescind actions already taken, although as a practical matter courts may be unwilling to grant such equitable remedies in circumstances in which such actions have already been taken. Also, because TCBG does not presently have directors liability insurance and because there is no assurance that TCBG will retain such insurance or that if such insurance is procured it will provide coverage to the extent directors would be indemnified under the provision, TCBG may be forced to bear a portion or all of the cost of the director's claims for indemnification under such provisions. If TCBG is forced to bear the cost for indemnification, the value of the Company's common stock may be adversely affected.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of TCBG pursuant to the foregoing provisions, or otherwise, TCBG has been advised that such indemnification, in the opinion of the SEC, is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

     The Company believes that these provisions will assist in attracting and retaining qualified individuals to serve as directors.

                                    PART F/S

INDEX TO FINANCIAL STATEMENTS
Report of Independent Certified Public Accountants...............................F-1
Balance sheets as of December 31, 1997 and December 31, 1998.....................F-2
Statements of operations for the periods ended December 31, 1997 and December
31, 1998 and the cumulative amounts from date of inception (March 25, 1997)
through December 31, 1998........................................................F-4
Statements of changes in stockholders' equity for the periods ended December 31,
1997 and December 31, 1998.......................................................F-5
Statements of cash flows for the periods ended December 31, 1997 and December
31, 1998 and the cumulative amounts from date of inception (March 25, 1997)
through December 31, 1998........................................................F-6
Notes to audited financial statements............................................F-8
Unaudited balance sheet as of September 30, 1999................................F-17
Unaudited statements of operations for the nine-month periods ended September
30, 1999 and September 30, 1998.................................................F-18
Unaudited statement of changes in stockholders' equity (deficit) for the nine-
month period ended September 30, 1999 ..........................................F-19
Unaudited statements of cash flows for the nine-month periods ended September
30, 1999 and September 30, 1998.................................................F-20
Notes to condensed financial statements (unaudited) ............................F-21

                                    PART III

ITEM 1.    INDEX TO EXHIBITS



Exhibit
Number      Description
------      -----------

3.1        Amended and Restated Certificate of Incorporation*
3.2        Amended and Restated By-Laws*
3.3        Certificate of Designations of Series A Preferred Stock*
4.1        Form of Common Stock Certificate
4.2        Form of Series A Preferred Stock Certificate*
4.3 Registration Rights Agreement between the Company and a warrant holder dated April 23, 1999*
4.4 Debt Conversion Agreement between the Company and Ranger Enterprises, Inc. dated May 10, 1999*
10.1 Amended and Restated Employment Agreement between the Company and Jon A. Darmstadter
10.2 Patent License Agreement between the Company and Jon A. Darmstadter dated September 14, 1999*
10.3 Assignment and Assumption Agreement between the Company and Water Pouch dated January 11, 1999*
21.1       Subsidiaries*
27         Financial Data Schedule

*Previously filed.



                                   SIGNATURES

     In accordance with Section 12 of the Securities Exchange Act of 1934, as amended, the Company has duly caused this Registration Statement to be signed on its behalf, by the undersigned, thereunto duly authorized.

Date:  January 14, 2000

              THE CHILDREN'S BEVERAGE GROUP, INC.


              By:  /s/ Jon A. Darmstadter
                   ----------------------
                  Jon A. Darmstadter, President and Chief
                  Executive Officer

Report of Independent Certified Public Accountants'


The Children's Beverage Group, Inc.
Northbrook, Illinois

We have audited the accompanying balance sheets of The Children's Beverage Group, Inc. (A Development Stage Company) as of December 31, 1998 and 1997, and the related statements of operations, changes in stockholders' equity and cash flows for the year ended December 31, 1998, period ended December 31, 1997 and the period from inception (March 25, 1997) through December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of The Children's Beverage Group, Inc. (A Development Stage Company) at December 31, 1998 and 1997 and the results of its operations and cash flows for the year ended December 31, 1998, period ended December 31, 1997 and the period from inception (March 25, 1997) through December 31, 1998, in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in the summary of accounting policies, the Company is in the development stage and has incurred losses since inception and has negative working capital and cash flows from operations. These factors raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in the summary of accounting policies. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.


                                                            BDO Seidman, LLP



Chicago, Illinois
June 3, 1999

                 The Children's Beverage Group, Inc.
                   (A Development Stage Company)

                          Balance Sheets
=============================================================================


                December 31,                      1998       1997
-------------------------------------------------------------------

Assets (Note 2)

Current Assets
  Cash and cash equivalents                    $  495,815  $    315
  Accounts receivable                             103,602         -
  Inventories                                     151,255         -
-------------------------------------------------------------------

Total Current Assets                              750,672       315
-------------------------------------------------------------------

Property and Equipment, Net (Notes 1 and 4)     1,717,714   163,163

Other Assets                                       26,983     5,602
-------------------------------------------------------------------
                                               $ 2,495,369   $169,080
-----------------------------------------------------------------------------
See accompanying summary of accounting policies and notes to financial statements.
=============================================================================

                  The Children's Beverage Group, Inc.
                    (A Development Stage Company)

                          Balance Sheets


-------------------------------------------------------------------------------------------------------
                                December 31,                                       1998         1997
-------------------------------------------------------------------------------------------------------

Liabilities and Stockholders' Equity

Current Liabilities
  Accounts payable                                                             $   207,409   $  13,052
  Current portion of capital lease obligations (Note 4)                          1,079,636           -
  Notes payable - bank (Note 2)                                                    399,500      50,000
  Notes payable - stockholder (Note 3)                                             262,900           -
-------------------------------------------------------------------------------------------------------

Total Current Liabilities                                                        1,949,445      63,052
-------------------------------------------------------------------------------------------------------

Long-Term Liabilities
  Capital lease obligations, less current maturities (Note 4)                       53,786           -
-------------------------------------------------------------------------------------------------------

Total Long-Term Liabilities                                                         53,786           -
-------------------------------------------------------------------------------------------------------

Total Liabilities                                                                2,003,231      63,052
-------------------------------------------------------------------------------------------------------

Commitments and Contingencies (Notes 4, 5 and 8)

Stockholders' Equity (Note 7)
  Preferred stock, $.001 par value, 50,000,000 shares authorized, 1,000,000
     shares outstanding                                                              1,000       1,000
  Common stock - $.0001 par value; 250,000,000 shares authorized,
     25,761,337 shares issued and outstanding at December 31, 1998 and
     20,250,038 shares issued and outstanding at December 31, 1997,
     respectively                                                                    2,576       2,025
  Additional paid-in capital                                                     2,878,954     507,975
  Accumulated deficit during the development stage                              (2,390,392)   (404,972)
-------------------------------------------------------------------------------------------------------

Total Stockholders' Equity                                                         492,138     106,028
-------------------------------------------------------------------------------------------------------

                                                                               $ 2,495,369   $ 169,080
-------------------------------------------------------------------------------------------------------



           See accompanying summary of accounting policies and notes to financial statements.

                 The Children's Beverage Group, Inc.
                    (A Development Stage Company)

                      Statements of Operations


---------------------------------------------------------------------
                            Cumulative
                           Amounts from
                             Date of
                            Inception
                            (March 25,
                              1997)
                             Through           Year ended    Period ended
                           December 31,        December 31,  December 31,
                               1998              1998        1997
---------------------------------------------------------------------
Net Sales (Note 9)            $   236,691    $   145,954   $  90,737
---------------------------------------------------------------------

Operating Expenses
  (Notes 5 and 7)               2,623,955      2,114,714     509,241
---------------------------------------------------------------------

Loss From Operations           (2,387,264)    (1,968,760)   (418,504)

Other Income                       15,509              -      15,509

Interest Expense                  (18,637)       (16,660)     (1,977)
---------------------------------------------------------------------

Net Loss                      $(2,390,392)   $(1,985,420)  $(404,972)
---------------------------------------------------------------------

Net Loss Per Common Share                      $(0.08)        $(0.02)
---------------------------------------------------------------------

Weighted Average Common
 Shares Outstanding                         23,977,885     22,800,068
---------------------------------------------------------------------



           See accompanying summary of accounting policies and notes to financial statements.

                   The Children's Beverage Group Inc.
                     (A Development Stage Company)

              Statement of Changes in Stockholders' Equity

================================================================================




                                                                  Preferred Stock
                                               Series A   Common Stock  Additional
                                               --------   -----------    Paid-in
                                                Shares       Amount       Shares    Amount   Capital
-----------------------------------------------------------------------------------------------------

Shares issued in connection with initial
  recapitalization and capital contribution
  (Note 7)                                     1,000,000      $  1,000  20,250,038  $2,025   $507,975

Net loss                                               -         -           -        -          -
-----------------------------------------------------------------------------------------------------
Balance, December 31, 1997                     1,000,000         1,000  20,250,038   2,025    507,975

Issuance of shares of common stock for                                               160      975,340
  cash (Note 7)                                   -             -       1,600,000
Capital contributions (Note 7)                    -             -           -         -       96,030

Issuance of common stock for marketing
services (Note 7)                                 -             -       1,361,269    136     1,299,864

Stock dividend (Note 7)                           -             -
2,550,030       255          (255)

Net loss                                          -             -           -         -          -
--------------------------------------------------------------------------------

Balance, December 31, 1998                    1,000,000     $1,000     25,761,337    $2,576  $2,878,954
================================================================================


                                              Accumulated
                                                Deficit
                                              During the
                                              Development
                                                 Stage         Total
------------------------------------------------------------------------
Shares issued in connection with initial
 recapitalization and capital contribution
 (Note 7)                                     $         -   $   511,000

Net loss                                         (404,972)     (404,972)
------------------------------------------------------------------------
Balance, December 31, 1997                       (404,972)      106,028

Issuance of shares of common stock for                  -       975,500
 cash (Note 7)

Capital contributions (Note 7)                          -        96,030

Issuance of common stock for marketing
 services (Note 7)                                      -     1,300,000

Stock dividend (Note 7)                                 -             -

Net loss                                       (1,985,420)   (1,985,420)
------------------------------------------------------------------------

Balance, December 31, 1998                    $(2,390,392)  $   492,138
------------------------------------------------------------------------



See accompanying summary of accounting policies and notes to financial statements.

                   The Children's Beverage Group Inc.
                     (A Development Stage Company)

                       Statements of Cash Flows

================================================================================


                                                        Cumulative
                                                        Amounts from
                                                         Date of
                                                        Inception
                                                        (March 25,
                                                        1997)
                                                        Through               Year ended    Period ended
                                                        December 31,         December 31,   December 31,
                                                           1998                 1998        1997
--------------------------------------------------------------------------------------------------
Cash Flows Used in Operating Activities
 Net loss                                                  $(2,390,392)   $(1,985,420)  $(404,972)
 Adjustments to reconcile net loss to net cash used in
   operating activities
   Depreciation and amortization                                25,075         23,950       1,125
   Noncash equity transaction charged to operations
    (Note 7)                                                 1,300,000      1,300,000           -
   Changes in assets and liabilities
    Increase in accounts receivable                           (103,602)      (103,602)          -
    Increase in inventories                                   (151,255)      (151,255)          -
    Increase in other assets                                   (26,983)       (21,381)     (5,602)
    Increase in accounts payable                               207,409        194,357      13,052
--------------------------------------------------------------------------------------------------
Total adjustments                                            1,250,644      1,242,069       8,575
--------------------------------------------------------------------------------------------------
Net cash used in operating activities                       (1,139,748)      (743,351)   (396,397)
--------------------------------------------------------------------------------------------------
Cash Flows From Investing Activities
 Purchase of property and equipment                           (562,073)      (397,785)   (164,288)
--------------------------------------------------------------------------------------------------
Cash Flows From Financing Activities
 Proceeds from notes payable                                   662,400        612,400      50,000
 Capital lease obligation payments                             (47,294)       (47,294)          -
 Proceeds from issuance of common stock and capital
  contributions                                              1,582,530      1,071,530     511,000
--------------------------------------------------------------------------------------------------
Net cash provided by financing activities                    2,197,636      1,636,636     561,000
--------------------------------------------------------------------------------------------------
Net Increase in Cash and Cash Equivalents                      495,815        495,500         315

Cash and Cash Equivalents, at beginning of period                    -            315           -
--------------------------------------------------------------------------------------------------
Cash and Cash Equivalents, at end of period                $   495,815    $   495,815   $     315
--------------------------------------------------------------------------------------------------

                   The Children's Beverage Group Inc.
                     (A Development Stage Company)

                       Statements of Cash Flows

================================================================================


                                                    Cumulative
                                                    Amounts from
                                                     Date of
                                                    Inception
                                                    (March 25,
                                                      1997)
                                                    Through        Year ended   Period ended
                                                   December 31,    December 31,  December 31,
                                                         1998          1998        1997
---------------------------------------------------------------------------------------
Supplemental Disclosure of Cash Flow Information
 Cash paid during the year for interest                  $18,637       $16,660   $1,977
---------------------------------------------------------------------------------------


Supplemental Schedule of Noncash Investing and
 Financing Activities

  During 1998, the Company incurred $1,180,716 of capital lease obligations related to leases for new equipment.

    See accompanying summary of accounting policies and notes to financial statements.

                  The Children's Beverage Group, Inc.
                     (A Development Stage Company)

                    Summary of Accounting Policies

================================================================================



Description of Business       The Children's Beverage Group, Inc. (the
                              "Company"), located in Northbrook, Illinois, is engaged in the manufacture and distribution of children's beverages to customers located throughout the United States. The Company's products are manufactured through co-packing relationships with third party manufacturers.

Basis of Presentation         Since its inception, the Company's efforts have
                              been devoted to the development of its principal products and raising capital. The Company has received nominal revenues from the sale of its products. Accordingly, through the date of these financial statements, the Company is considered to be in the development stage and the accompanying financial statements represent those of a development stage enterprise.

                              The Company's financial statements are presented on a going concern basis, which contemplates the realization of assets and satisfaction of liabilities in the normal course of business.

                              The Company has experienced recurring losses since inception and has negative working capital and cash flows from operations. For the periods ended December 31, 1997 and 1998, the Company experienced a net loss of $404,972 and $1,985,420, respectively. At December 31, 1998, the Company has a working capital deficit of $1,198,773.

                              The Company's ability to continue as a going concern is contingent upon its ability to secure additional financing and attain profitable operations. In addition, the Company's ability to continue as a going concern must be considered in light of the problems, expenses and complications frequently encountered by entrance into established markets and the competitive environment in which the Company operates.

                              Management is pursuing various sources of debt and/or equity financing. Although the Company plans to pursue additional financing, there can be no assurance that the Company will be able to secure financing when needed or obtain such on terms satisfactory to the Company, if at all. Failure to secure such financing may result in the Company rapidly depleting its available funds and not being able to comply with its payment obligations under its bank loans and with vendors.

                  The Children's Beverage Group, Inc.
                     (A Development Stage Company)

                    Summary of Accounting Policies

================================================================================



                            The financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the possible inability of the Company to continue as a going concern.

Inventories                 Inventories are stated at the lower of cost, or
                            market, determined on the first-in, first-out
                            ("FIFO") method. At December 31, 1998, inventories consist primarily of raw materials.

Property, Equipment         Property and equipment are stated at cost.
and Depreciation            Depreciation is computed over the estimated useful
                            lives of the assets (three to 10 years) by the straight-line method.

Fair Value of Financial     The carrying amounts reported in the balance
Instruments                 sheets for cash and cash equivalents, accounts
                            receivable, and accounts payable approximate fair value because of the immediate or short-term maturity of these financial instruments. The carrying amount reported for notes payable and long-term debt approximates fair value because, in general, the interest on the underlying instruments approximates market rates.

Estimates                   Preparation of the accompanying financial
                            statements in accordance with generally accepted accounting principles requires management to make estimates, disclosures and assumptions about future events. Actual results may differ from those estimates.

Revenue Recognition         The Company recognizes revenue and the related
                            costs when product is shipped.

Advertising Costs           Advertising costs, aggregating $1,300,000 in 1998
                            and $0 in 1997, are expensed as incurred.

Costs of Start-Up Activities  In April 1998, the American Institute of Certified
                             Public Accountants issued Statement of Position
                           ("SOP") 98-5, "Reporting on the Costs of Start-up Activities". This SOP requires that the costs of start-up activities, including organization costs, be expensed as incurred. The Company has followed this policy since inception.

                  The Children's Beverage Group, Inc.
                     (A Development Stage Company)

                    Summary of Accounting Policies

================================================================================



Taxes on Income             Income taxes are accounted for using the asset and
                            liability method under which deferred income taxes are recognized for the estimated tax consequences of temporary differences between the financial statement carrying amounts and the tax basis of assets and liabilities and for the benefits, if any, of tax credit or loss carryforwards. The amounts of any future tax benefits are reduced by a valuation allowance to the extent such benefits are not expected to be realized.

Net Loss Per Share          Net loss per share is calculated using the weighted
                            average number of common shares outstanding during the period.

Recent Accounting           In June 1997, the FASB issued SFAS No. 130,
Pronouncements              "Reporting Comprehensive Income", which establishes
                            standards for reporting and display of comprehensive income, its components and accumulated balances.
                            Comprehensive income is defined to include all changes in equity except those resulting from investments by owners and distributions to owners.
                            Among other disclosures, SFAS No. 130 requires that all items that are required to be recognized under current accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements. The Company had no items of comprehensive income (loss) in 1998 or 1997.

                            In June 1997, FASB issued SFAS No. 131, "Disclosures About Segments of an Enterprise and Related Information". This standard requires enterprises to report information about operating segments, their products and services, geographic areas and major customers. This standard became effective in 1998. As the Company operates within one segment, the adoption of SFAS No. 131 by the Company in 1998 did not have a material impact on the Company.

                            In March 1998, the American Institute of Certified Public Accountants ("AICPA") issued Statement of Position ("SOP") 98-1 "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use" ("SOP 98-1"). SOP 98-1 is effective for financial statements for years beginning after December 15, 1998. SOP 98-1 provides guidance over accounting for computer software developed or obtained for internal use, including the requirement to capitalize and amortize specific costs. The Company does not expect the adoption of this standard to have a material effect on its capitalization policy.

                  The Children's Beverage Group, Inc.
                     (A Development Stage Company)

                    Summary of Accounting Policies

================================================================================



            In June 1998, the FASB issued SFAS No. 133,
            "Accounting for Derivatives and Hedging
            Activities", which establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, (collectively referred to as derivatives) and for hedging activities. SFAS No. 133 is effective for fiscal years beginning after June 15, 2000. The Company does not expect the adoption of this statement to have a significant impact on its results of operations, financial position or cash flows.

                 The Children's Beverage Group, Inc.
                    (A Development Stage Company)

                    Notes to Financial Statements
------------------------------------------------------------------------------



1.    Property and            Property and equipment are summarized by major
classification as follows:
  Equipment




                 December 31,        1998      1997
       ----------------------------------------------


Machinery and equipment (Note 4)    $1,669,662   $150,000
Automobiles                             43,775      5,000
Furniture and fixtures                  17,000      6,632
Computers and peripherals               12,352      2,656
                                    ----------   --------
                                     1,742,789    164,288
Less accumulated depreciation          (25,075)    (1,125)
                                    ----------   --------

Total                               $1,717,714   $163,163
                                    ==========   ========





2.   Notes Payable - Bank        The Company has two credit facilities under
                                 secured notes payable with maturity dates of July 9, 1999 and September 5, 1999, respectively. The Company can borrow a maximum of $500,000 and $50,000, respectively, under these agreements. Borrowings are collateralized by substantially all of the Company's assets.
                                 Interest is paid monthly at 7.75% and 8.75%, respectively. Borrowings of $349,500 and
                                 $50,000, respectively, are outstanding on the lines as of December 31, 1998 and $50,000 at December 31, 1997.




3.  Notes Payable - Stockholder  The Company has two notes payable to a stockholder with maturity dates maturity dates of July 9, 1999 of November 10, 1999 and December 20, 1999, respectively. Interest is paid monthly at 12%. Borrowings of $150,000 and $112,900, respectively, are outstanding as of December 31, 1998.





4.  Capital Lease Obligations   The Company leases certain machinery and
                                equipment under capital leases. As lessee, the Company assumes all taxes, maintenance costs, insurance and other operating costs over the life of the lease. During the year ended
                                December 31, 1998, principal and interest payments under these leases amounted to $56,641.

        The Children's Beverage Group, Inc.
           (A Development Stage Company)

           Notes to Financial Statements

====================================================================



Property recorded under such leases at December 31 consist of:

                          1998
--------------------------------------------------------------------

Machinery and equipment                                 $  1,583,422

Less accumulated depreciation                                 20,000
--------------------------------------------------------------------

Total                                                   $  1,563,422
====================================================================



Future minimum lease payments, excluding operating costs, in the aggregate and for the years succeeding December 31, 1998 are:



Year ending December 31,                                      Amount
--------------------------------------------------------------------

1999                                                    $  1,192,665
2000                                                          54,211
--------------------------------------------------------------------
Total future minimum lease payments                        1,246,876

Less amount representing interest                            113,454
--------------------------------------------------------------------
Net capital lease obligation                               1,133,422

Less current portion                                       1,079,636
--------------------------------------------------------------------
Long-term portion                                       $     53,786
====================================================================

                  The Children's Beverage Group, Inc.
                     (A Development Stage Company)

                     Notes to Financial Statements
================================================================================

5.   Leases         The Company leases office space under a noncancellable
        operating lease through June 30, 2000. Total rent expense for 1997 and 1998 was $18,644 and $27,168, respectively, which includes a second office lease under which payments are made on a month-to-month basis. The future minimum rental payments required under these leases over the next two years are as follows:



       December 31,           Amount
                             --------

           1999               $16,200
           2000                 8,100
                              -------
           Total              $24,300
                              =======




6.  Income Taxes    The reasons for the differences between income taxes at the statutory income tax rates and the provision (benefit) for income taxes are summarized as follows:



                         December 31,                              1998         1997
                                                                -----------  -----------

                    Income tax benefits at statutory rate        $(794,000)   $(162,000)
                    Change in valuation allowance related to
                      deferred tax benefit carryforwards           794,000      162,000
                                                                 ---------    ---------
                    Income tax benefit                          $            $
                                                                    -            -
                                                                ----------   ----------



        Due to net operating losses and the uncertainty of realization, no tax benefit has been recognized for operating losses.


        At December 31, 1998, net operating losses of approximately $2.4 million are available for carryforward against future years' taxable income and expire through the year 2018. The Company's ability to utilize its net operating loss carryforwards is uncertain and thus a valuation reserve has been provided against the Company's net deferred tax assets.

                  The Children's Beverage Group, Inc.
                     (A Development Stage Company)

                     Notes to Financial Statements


================================================================================

         The net deferred tax assets consist of the following:

                                       1998         1997
                                    -----------  ----------

Net operating loss carryforwards    $  956,000   $ 162,000
Valuation allowance                   (956,000  ) (162,000)
                                    ----------   ---------

Net deferred tax assets             $            $
                                       -           -
                                    ==========   =========


7.    Stockholders' Equity   Business Reorganization - Reverse Merger

            On March 25, 1997, the Company entered into an asset purchase agreement (the "merger") with The Children's Beverage Group, Inc. ("TCBG"), formerly Savant Biotechnology, Inc., an inactive publicly held shell corporation. Under the terms of this agreement, the Company merged into TCBG with TCBG being the surviving corporation. For accounting purposes, the transaction has been treated as a recapitalization of the Company, or reverse merger. The Company had nominal operations prior to the merger.

            As of the date of the merger, the following shares were issued:

            a)  250,038 shares of common stock were the shares
             outstanding with former shareholders of Savant.

            b)  9,000,000 shares of common stock were issued to
             the Company's founder.

            c)  11,000,000 shares of common stock were issued
             to new shareholders of TCBG in exchange for an investment of $511,000.

            Subsequently, the Company's Founder was issued
            1,000,000 shares of preferred stock as part of the merger.

            Common Stock Issuances

            In addition to the common stock issued through the business reorganization, common stock was issued as follows in 1998:

            a)  Sales of common stock - In connection with
             private placements, the Company sold 150,000 shares in April 1998 for $163,500 and sold
             1,450,000 shares in July for $812,000.

                  The Children's Beverage Group, Inc.
                     (A Development Stage Company)

                     Notes to Financial Statements

================================================================================

            b) Stock dividend - During 1998, the Company
             declared a one-for-eight stock dividend and issued 2,550,030 shares of common stock.

            c) Services rendered - The Company issued 1,361,269
             shares of common stock to a marketing firm for services rendered in satisfaction of a $1,300,000 liability for advertising fees. Such shares were issued, based on current market prices

  Capital Contributions   During 1998, the Company's Chairman made capital
            contributions of $96,030.

  Preferred Stock         The Series A preferred stockholders shall be
            entitled to 25 votes for each share owned by them on all matters required or permitted to be submitted to a vote of stockholders of the Company.

8.   Commitments and         a) The Company is required to make payments in cash
  Contingencies              or common stock totaling $2,250,000 in 1999,
             related to obligations under a sponsorship agreement with an Indy Racing League car team.

            b) The Company is involved in various litigation
             incident to its business. It is the opinion of management that the outcome of such litigation will not have a material adverse effect on the Company's financial position or results of operations.

9.   Sole Customer           All of the Company's sales during 1998 were to one
            customer. Accounts receivable of $103,602 were due from such customer at December 31, 1998. The loss of this customer would have a material adverse effect on the Company's financial condition and results of operations.

The Children's Beverage Group, Inc.



Balance Sheet

                                                                September 30,
                                                                    1999
                                                                 (Unaudited)
                                                                 -----------

Assets

Current Assets
 Cash and cash equivalents                                       $   505,454
 Accounts receivable                                                 172,351
 Inventories                                                         398,424
 Prepaid expenses                                                    580,292
                                                                 -----------

Total Current Assets                                               1,656,521

Property and Equipment, Net                                        3,643,318

Other Assets                                                          41,564
                                                                 -----------

                                                                 $ 5,341,403
                                                                 ===========

Liabilities and Stockholders' Equity (Deficit)

Current Liabilities
 Accounts payable                                                $ 3,067,043
 Accrued expenses                                                    219,091
 Current portion of capital lease obligations                      1,133,422
 Stockholder advances                                                672,119
 Notes payable - bank                                                375,000
 Notes payable - other                                               150,000
                                                                 -----------

Total Current Liabilities                                          5,616,675
                                                                 -----------

Stockholders' Equity (Deficit)
 Preferred stock, $.001 par value; 50,000,000
  shares authorized, 1,000,000 shares
  outstanding                                                          1,000
 Common stock, $.0001 par value; 250,000,000
  shares authorized, 29,049,504 shares issued
  and outstanding at September 30, 1999                                2,905
 Additional paid-in-capital                                        6,629,792
 Accumulated deficit                                              (6,908,969)
                                                                 -----------

Total Stockholders' Equity (Deficit)                                (275,272)
                                                                 -----------
                                                                 $ 5,341,403
                                                                 ===========

See accompanying notes to condensed financial statements (unaudited).

The Children's Beverage Group, Inc.


Statements of Operations

                                                  Nine Months   Nine months
                                                     Ended         Ended
                                                 September 30,  September 30,
                                                      1999          1998
                                                  (Unaudited)    (Unaudited)

Net Sales                                          $ 3,390,323   $    42,352
Cost of Sales                                        4,282,841        78,161
                                                   -----------   -----------

Gross Loss                                            (892,518)      (35,809)

Selling, General, and Administrative Expenses        2,968,655     1,420,253
                                                   -----------   -----------

Loss from operations                                (3,861,173)   (1,456,062)

Interest Income                                         20,783         6,699

Interest Expense                                      (678,187)       (8,707)
                                                   -----------   -----------

Net Loss                                           $(4,518,577)  $(1,458,070)
                                                   ===========   ===========

Net Loss Per Common Share - Basic and Diluted           $(0.16)       $(0.06)
                                                   ===========   ===========

Weighted Average Common Shares Outstanding          27,663,687    23,379,120




See accompanying notes to condensed financial statements (unaudited).

The Children's Beverage Group, Inc.

Statement of Changes in Stockholders' Equity (Deficit)

(Unaudited)



                                                                   Preferred Stock
                               Series A   Common Stock  Additional
                               --------   -----------    Paid-in    Accumulated
                                Shares       Amount       Shares      Amount      Capital      Deficit        Total
                               ---------  ------------  ----------  -----------  ----------  ------------  ------------

Balance January 1, 1999        1,000,000        $1,000  25,761,337       $2,576  $2,878,954  $(2,390,392)  $   492,138

Issuance of common stock
 for goods and services                -             -   2,300,000          230   2,349,770            -     2,350,000

Issuance of warrants                   -             -           -            -     413,000            -       413,000

Conversion of notes payable            -             -     988,167           99     988,068            -       988,167

Net loss                               -             -           -            -           -   (4,518,577)   (4,518,577)
                               ---------  ------------  ----------       ------  ----------  -----------   -----------
Balance September 30, 1999     1,000,000        $1,000  29,049,504       $2,905  $6,629,792  $(6,908,969)  $  (275,272)

                                 ===============================================



See accompanying notes to condensed financial statements (unaudited).

The Children's Beverage Group, Inc.
Statement of Cash Flows

                                                           Nine Month      Nine Month
                                                            Period-End      Period-End
                                                          September 30,   September 30,
                                                               1999            1998
                                                           (Unaudited)     (Unaudited)

Cash Flows (Used in) Provided by Operating Activities
 Net loss                                                    (4,518,577)     (1,458,070)
 Adjustments to reconcile net loss to net cash used in
  operating activities
  Depreciation and amortization                                 289,467               -
  Noncash equity transactions charged to operations           2,082,767
  Changes in assets and liabilities
   Increase in accounts receivable                              (68,749)              -
   Increase in inventories                                     (247,169)              -
   Increase in prepaid expenses                                 (17,792)              -
   Increase in other assets                                     (17,911)        (18,342)
   Increase in accounts payable                               1,436,334         961,948
   Increase in accrued expenses                                 219,091               -
                                                             ----------      ----------
Total adjustments                                             3,676,038         943,606
                                                             ----------      ----------
Net cash (used in) provided by operating activities            (842,539)       (514,464)
                                                             ----------      ----------
Cash Flows From Investing Activities
 Purchase of property and equipment                            (275,441)       (441,734)
                                                             ----------      ----------
Cash Flows From Financing Activities
 Proceeds from (payments of) notes payable - bank               (24,500)        414,000
 Proceeds from notes payable and stockholder advances         1,204,619
 Repayments of stockholder advances                             (52,500)
 Advances to officer                                             (1,959)
 Proceeds from issuance of common stock and
  capital contributions                                               -       1,071,530
                                                             ----------      ----------
Net cash provided by financing activities                     1,127,619       1,483,571
                                                             ----------      ----------
Net increase in Cash and Cash Equivalents                         9,639         527,373

Cash and Cash Equivalents, at beginning of period               495,815             315
                                                             ----------      ----------
Cash and Cash Equivalents, at end of period                     505,454         527,688
                                                             ==========      ==========

Supplemental Schedule of Noncash Investing and Financing Activities

  During the period ended September 30, 1999, the Company converted $592,900 of stockholder notes payable into common stock with a value of $988,167. Accordingly, the reduction of debt was recorded with an increase to equity. The excess value of the common stock at the time of conversion was recorded as interest expense.

  During the period ended September 30, 1999, the Company purchased machinery for $513,000 in exchange for common stock and warrants. Accordingly, assets and equity were recorded for this amount. Subsequently, the Company wrote-off $100,000 of this amount related to the Sweet-Ripe litigation.

  During the period ended September 30, 1999, the Company paid for $2,250,000 of advertising through the issuance of common stock. Accordingly, assets and equity were recorded for this amount. Of the total payment, $1,687,500 was charged to expense through September 30, 1999 and $562,500 is included in prepaid expenses at September 30, 1999.

  During the period ended September 30, 1999, the Company acquired machinery at a cost of $1,573,300. $1,423,300 of the amount is included in accounts payable at September 30, 1999.


See accompanying notes to condensed financial statements (unaudited).

NOTES TO CONDENSED FINANCIAL STATEMENTS (UNAUDITED)

1. The accompanying financial statements for the nine months ended September 30, 1999 and 1998 have been prepared, without audit, pursuant to the rules and regulations of the Securities and Exchange Commission. Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to such rules and regulations, although the Company believes that the disclosures are adequate to make the information presented not misleading. The condensed financial statements and these notes should be read in conjunction with the financial statements for the year ended December 31, 1998 included in the Company's Registration Statement on Form 10-SB, dated November 12, 1999.

     Through December 31, 1998 the Company was a development stage enterprise with minimal operations. During the period ended September 30, 1999 the Company ceased to be a development stage enterprise.

     The Company's financial statements are presented on a going concern basis, which contemplates the realization of assets and satisfaction of liabilities in the normal course of business.

     The Company has experienced recurring losses since inception and has negative working capital and cash flows from operations. For the nine months ended September 30, 1998 and 1999, the Company experienced a net loss of $1,458,070 and $4,518,577, respectively. At September 30, 1999, the Company has a working capital deficit of $3,960,154.

     The Company's ability to continue as a going concern is contingent upon its ability to secure additional financing, reinitiate production and sale of its products and attain profitable operations. In addition, the Company's ability to continue as a going concern must be considered in light of the problems, expenses and complications frequently encountered by entrance into established markets and the competitive environment in which the Company operates.

     Management is pursuing various sources of debt and/or equity financing and re-initiating production with a contract producer along with the build-out of a plant in Rochester, New York through an Industrial Revenue bond which closed in October 1999. Although the Company plans to pursue additional financing and re-initiate production of its beverage product, there can be no assurance that the Company will be able to secure financing when needed or obtain such on terms satisfactory to the Company, if at all. Furthermore, there can be no assurance that the Company will be able to negotiate a contract with a manufacturing facility to produce its beverage product as an interim measure until its Rochester plant is operational. Failure to develop such an interim manufacturing arrangement may result in the Company rapidly depleting available funds and may make sources of additional financing reluctant to risk investing in the Company. Failure to secure such financing may result in the Company rapidly depleting its available funds and not being able to comply with its payment obligations under its bank loans and with vendors.

     The financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the possible inability of the Company to continue as a going concern.

2. The information furnished herein reflects all adjustments (consisting only of normal recurring accruals) which are, in the opinion of management, necessary for a fair presentation of the financial position and results of operations for the interim period. Results of operations for the nine months ended September 30, 1999 and 1998 are not indicative of results to be expected for the entire years.

3. Inventories are stated at the lower of cost, or market, determined on the first-in, first-out ("FIFO") method. At September 30, 1999, inventories consist primarily of raw materials.

4. Stockholder advances represent short-term borrowings from the Company's Chairman with interest at 12%.

5.   Stockholders' Equity

     a) On September 17, 1999, the Company entered into a Patent License Agreement ("the Agreement") with its Chairman. The patent was applied for and issued to the Company's Chairman in August 1999. The Agreement provides the Company the exclusive right to use the U.S. patent used in the production of the Company's juice pouch products for the life of the patent in exchange for a $1.00 annual fee unless a change-in-control event occurs. In the event that a change-in-control event occurs, the Chairman would receive a royalty in the amount of $0.0005 per pouch of children's beverage product sold by the Company.

     In exchange for the license, the Company will issue its Chairman common stock equal to the value of the license granted in lieu of cash or other compensation. The license value will then be reevaluated periodically in the future and if the value of the license has increased, additional common stock shall be issued to the President. As of January 8, 2000 no shares have been issued nor has a determination of the number of shares to be granted for use of the patent been determined.

     b) During May 1999 the Company entered into an agreement to convert approximately $592,900 of outstanding stockholder notes payable into 988,167 shares of common stock which were issued during July 1999. The common stock had a value of approximately $988,000. The excess value of the common stock was recorded as interest expense at the time of conversion.

     c) On April 23, 1999, the Company entered into a Settlement Agreement with a vendor, under which the Company issued the vendor warrants to purchase 413,000 shares of common stock at par value in exchange for machinery and equipment with a value of $413,000. In addition, on March 24, 1999, the Company issued 100,000 shares of common stock to another vendor as payment for an additional $100,000 of machinery and equipment which because of bankruptcy of the vendor is not deemed recoverable and has been written off.

     d) On March 24, 1999, the Company issued 2,200,000 shares of common stock to satisfy its $2,250,000 obligations under a sponsorship agreement with an Indy Racing League car team.

6.   Commitments and Contingencies

     During 1999, the Company began to sell its accounts receivables under a factoring agreement established with a financial institution. This agreement enables the Company to sell accounts receivable to the financial institution with recourse against the Company. During 1999, the Company has sold approximately $1,645,000 of its accounts receivable to the financial institution under this factoring agreement for approximately $1,245,000. Pursuant to the provisions of SFAS 125, the Company reflected the transaction as a sale of assets and established an accounts receivable from the financial institution for the retained amount less the cost of the transaction and less any anticipated future loss in the value of the retained asset. The retained amount is equal to 20% of the total accounts receivable invoice sold to the financial institution less administrative and finance fees charged by the financial institution. The sale of accounts receivable stopped in November 1999 due to the discontinuance of production and sales in November 1999.

     The Company had a contractual relationship with Sweet Ripe Drinks, Ltd. ("Sweet Ripe"), a Canadian company, whereby Sweet Ripe bottled and packaged the Company's beverage product using machinery provided by the Company. During the course of dealing, there arose certain disputes between the parties as to a variety of continuing manufacturing problems. Believing Sweet Ripe to be in breach of its contractual duties, having provided an opportunity to cure, the Company caused its bottling and packaging at Sweet Ripe to cease. In response, Sweet Ripe refused to allow the Company to remove its machinery. Shortly thereafter, Sweet Ripe filed a Notice of Intention to File a Proposal under the Canadian Bankruptcy and Insolvency Act, which in effect, caused a stay of proceedings. The Company then petitioned a Master of the Superior Court of Justice to lift the stay of proceedings so that the Company could proceed with an action to recover the manufacturing equipment. In arguing against the stay of proceedings, Sweet Ripe asserted that the Company owes approximately $700,000 to Sweet Ripe. The Master did not agree to lift the stay of proceedings but rather adjourned that matter subject to any orders that the Bankruptcy Court might make with regard to the matter. The Bankruptcy Court required the filing of a monetary proof of claim which will be filed in late January 2000. The equipment at issue is valued at approximately $1.5 million. Two of the three major pieces of equipment at issue are leased and the remaining equipment is owned by the Company. The Company has engaged an outside law firm to handle its legal representation with respect to any related proceedings.

     The Company had entered into an arrangement with Warrenton Products, Inc. ("Warrenton") to bottle and manufacture the Company's beverage product using machinery provided by the Company. Operations began in July 1999 with production levels deemed unsatisfactory by the Company. Disagreements ensued between the parties on a variety of manufacturing operations problems. Warrenton elected to breach its contractual obligations in November 1999 and discontinued production of the Company's beverage products. Accordingly, the Company continues to pursue an amicable settlement of this situation, but it has also employed the services of an outside law firm to handle any legal ramifications associated with these discussions. Warrenton currently holds three major pieces of equipment valued at approximately $1.5 million. Two of the three major pieces of equipment at issue are owned by the Company and the remaining equipment is leased.

     The Company is involved in various other litigation incident to its business. It is the opinion of management that the outcome of such litigation will not have a material adverse effect on the Company's financial position or result of operations.

7.   Sole Customer and Contract Manufacturer

     All of the Company's sales during 1999 and 1998 were to one customer. Outstanding accounts receivable at September 30, 1999 were due from such customer. The Company has stopped shipping product to the customer. The loss of this customer would have a material adverse effect on the Company's financial condition and results of operations.

     Currently, the Company relies on one contract manufacturer to produce juice products for its sole customer. As described in note 6, above, the contract manufacturer discontinued production in November 1999. This discontinuance has disrupted the Company's operations and no product has been shipped to the Company's only customer since November 1999. Discussions are taking place to re-initiate production, but no resolution has been achieved, as yet.

8.   Subsequent Events

     a) In November 1999, the Company was informed by its contract manufacturer, Warrenton Products, Inc. ("Warrenton") that it would cease producing the Company's beverage products. Since then negotiations to re-initiate production have been unsuccessful.

     b) In October 1999, the Company entered into an agreement with the County of Monroe Industrial Development Agency (the "Agency") issued $7.42 million of its Industrial Development Revenue Bonds, Series 1999 (the "Bonds") under an Indenture of Trust dated as of October 1, 1999 (the "Indenture") by and between the Agency and the trustee. The Bonds were issued by the Agency for the purpose of providing funds to the Company to finance certain costs in connection with a project. In connection with the Bond deal, the Company will receive $2.56 million, which is a combination of Section 108 and EDI loans and a State of New York grant. The blended rate on the $9.98 million in bond and related financing is 4.6% for a 10-year term. The original project terms have changed and the Company is currently exploring options for its manufacturing facility in Rochester, New York.

                                     F-21